Deutsche Investment Management Americas Inc.

One Beacon Street

Boston, MA 02108

January 10, 2017

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Marianne Dobelbower

Re:	Post-Effective Amendment No. 161 to the Registration Statement on Form N-1A of Deutsche Emerging Markets Equity Fund, Deutsche Global Equity Fund, Deutsche Latin America Equity Fund and Deutsche World Dividend Fund (each, a “Fund,” and collectively, the “Funds”), each a series of Deutsche International Fund, Inc. (the “Corporation”) (Reg. Nos. 002-14400; 811-00642)

Dear Ms. Dobelbower:

In accordance with our recent conversations, please be advised that, on behalf of the Funds, we hereby request selective review by the Staff of the Securities and Exchange Commission (“SEC”) of the above-referenced Amendment to the Corporation’s Registration Statement (the “Amendment”), which was filed with the SEC on December 2, 2016 (Accession number: 0000088053-16-002947).

Specifically, we request that the Staff selectively review the disclosure contained in the Amendment that relates to Class T shares, which is a new class of shares that the Funds are registering pursuant to the Amendment. The Class T disclosure contained in the Amendment is substantially identical to the Class T disclosure contained in Post-Effective Amendment No. 139 to the Registration Statement on Form N-1A of Deutsche Global Income Builder Fund, a series of Deutsche Market Trust (Reg. Nos. 002-21789; 811-01236) (the “GIB Amendment”) (Accession No. 0000088053-16-002945). The Staff has completed its review of the GIB Amendment and provided comments on the Class T disclosure contained therein on Wednesday, January 4, 2017.

As noted above and as indicated in the original transmittal letter to the Amendment, the Amendment was filed principally to reflect the addition of Class T shares to each of the Funds. Other than the new Class T disclosure, the Amendment does not contain any material changes to the Funds’ currently effective disclosure.

Please call me at (617) 295-2565 if you have any questions or comments. Thank you for your attention to this matter.

Sincerely,

/s/ Caroline Pearson

Caroline Pearson

Managing Director

Deutsche Investment Management Americas Inc.

cc: John Marten, Esq., Vedder Price